FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

21 July 2021 15:50 BST

Transaction by Person Discharging Managerial Responsibilities

AstraZeneca PLC (the Company) announced that on 21 July 2021, Marc Dunoyer, Chief Financial Officer, received 21,243 Ordinary Shares of $0.25 each in the Company (Ordinary Shares). The Ordinary Shares were issued to Mr Dunoyer on completion of the Company's acquisition of Alexion Pharmaceuticals, Inc. (Alexion) as part consideration for the 20,000 Alexion shares held by Mr Dunoyer at the time of completion.

In accordance with the Agreement and Plan of Merger entered into by the Company on 12 December 2020, as consideration for each Alexion share held on completion of the acquisition, being 21 July 2021, Alexion shareholders received $60 in cash and, at their election, either  2.1243 AstraZeneca American Depositary Shares (each representing one half of an Ordinary Share) or the Ordinary Share equivalent.

PDMR	Nature of the transaction	Quantity of Ordinary Shares received	Estimated valuation of price per Ordinary Share
Marc Dunoyer	Ordinary Shares issued in consideration for the acquisition of Alexion Pharmaceuticals, Inc.	21,243	US$115.08

The attached notification, made in accordance with the requirements of the EU and UK Market Abuse Regulations, gives further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Dunoyer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Ordinary Shares issued in consideration for the acquisition of Alexion Pharmaceuticals, Inc.
c)	Price(s) and volume(s)	Price(s)*	Volume(s)
		US$115.08	21,243
*non-cash consideration: price is an estimated valuation
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	21 July 2021
f)	Place of the transaction	Outside a trading venue

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology, Rare Diseases and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 July 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary